(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC File Number: 001-31783

CUSIP Number: 75061P102

For Period Ended: December 31, 2004
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

RAE SYSTEMS INC.
Full Name of Registrant

N/A
Former Name if Applicable

1339 Moffett Park Drive
Address of Principal Executive Office (Street and Number)

Sunnyvale, CA 94089
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

The Registrant’s independent registered public accounting firm, BDO Seidman, LLP (“BDO”), has not completed its audit of the Registrant’s financial statements and has not provided its report and consent for the Registrant’s Annual Report. As a result, the Registrant is unable to file its Annual Report on Form 10-K on March 16, 2005 without unreasonable effort or expense. The Registrant expects to file its Form 10-K within fifteen calendar days after the filing deadline.

The Registrant’s Form 10-K, when filed, will include disclosures as to certain material weaknesses in the Registrant’s system of internal controls, and will disclose that the Registrant’s internal controls were ineffective as of December 31, 2004. The Registrant has been advised by BDO that BDO will likely disclaim an opinion on management’s assessment of internal controls and on the effectiveness of internal controls as of December 31, 2004, when such report is issued.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Donald W. Morgan, Vice President and Chief Financial Officer	(408)	752-0723
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant’s results of operations for the year ended December 31, 2004, to be reported in the annual report on Form 10-K, will reflect significant changes from the prior year, unrelated to the causes for the delay described in Part III. On February 17, 2005, the Registrant issued a press release reporting its results for the year ended December 31, 2004, a copy of which was furnished with a report on Form 8-K.

RAE Systems, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 16, 2005	By	/s/ Donald W. Morgan
Donald W. Morgan
Vice President and Chief Financial Officer

[LETTERHEAD OF BDO SEIDMAN, LLP]

RAE Systems Inc.

1339 Moffett Park Drive

Sunnyvale, California 94089

Gentlemen:

With respect to our audit of the consolidated financial statements of RAE Systems Inc. as of and for the year ended December 31, 2004, this will confirm that as of March 16, 2005 our firm has not completed certain of our internal review procedures that are necessary in order for us to issue our report on such financial statements.

Very truly yours,

/s/ BDO SEIDMAN, LLP

BDO Seidman, LLP

San Jose, California

March 16, 2005